UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2022

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Inc

TABLE OF CONTENTS

ITEM

1. Notice of Annual General Meeting of the Company
2. Form of Proxy Card

1

CI&T Inc

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the offices of CI&T Software S.A. located at Rua Doutor Ricardo Benetton Martins – SP 340, Km 118.5, Building Prisma, Parque II Subdivision of the Campinas High Technology Center – CIATEC, CEP 13086- 902 São Paulo, Brazil, and virtually by accessing the following link https://ciandt.zoom.us/webinar/register/WN_aWoKB3p5QhS5tFE7P2AwuQ, on 30 June 2022 at 10:30 a.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.      "As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended 31 December 2021 be approved and ratified."

2.      “As an ordinary resolution, that the CI&T Inc. 2022 U.S. Equity Incentive Plan in the form uploaded to the Company's website (and accessible using the link contained in the Summary of the CI&T Inc 2022 U.S. Equity Incentive Plan attached as Exhibit A to the AGM Notice) and approved by the resolutions of the Company’s board of directors passed on May 31, 2022, be and is hereby approved and confirmed, and where necessary ratified; and that each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.”

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The board of directors of the Company (the “Board”) adopted the CI&T Inc. 2022 U.S. Equity Incentive Plan (the “Plan”) on May 31, 2022, subject to and effective upon its approval by the Company’s shareholders. The maximum number of Class A common shares of the Company reserved for issuance under the Plan is 1,264,628 stock. The Plan has a term of ten years. If the shareholders approve the Plan, it will become effective on the day of the AGM. A summary of the Plan is attached to this Notice as Exhibit A. The Board believes that the Plan will serve an important role in attracting and retaining the high caliber employees, consultants and directors essential to the Company’s and its subsidiaries’ success. Therefore, the Board of Directors of the Company (the "Board") urges you to vote FOR the adoption of the Plan.

The Board has fixed the close of business (São Paulo time) on 8 June 2022 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business (São Paulo time) on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

Shareholders or their proxies or representatives wishing to access the AGM virtually by accessing the following link https://ciandt.zoom.us/webinar/register/WN_aWoKB3p5QhS5tFE7P2AwuQ will be required to contact the Company’s Investor Relations Department by email at investors@ciandt.com to obtain the relevant access code, and the Company reserves the right to request any information or documents from the shareholder, proxy or representative in order to verify that they are a shareholder or a proxy or representative of a shareholder of the Company as at the close of business (São Paulo time) on the Record Date to its satisfaction before providing such access code.

2

The Company’s 2021 annual report for the fiscal year ended 31 December 2021 was filed with the U.S. Securities and Exchange Commission (the "SEC") on 22 April 2022 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investors.ciandt.com/investors-info/financials/sec-filings/default.aspx or from the SEC’s website at www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@ciandt.com.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the proxy card attached to this Notice, in accordance with the instructions printed on such form of proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority).

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EXHIBIT A

SUMMARY OF THE CI&T INC. 2022 U.S. EQUITY INCENTIVE PLAN

The following is a summary of the material features of the Plan. This summary is qualified in its entirety by the full text of the Plan, a copy of which is available on the Company's website and accessible using the following link: https://investors.ciandt.com/investors-info/governance/Shareholders-Meetings/default.aspx

Plan Administration. The Plan will be administered by the Board or a committee appointed by the Board (the “Committee”). The Committee will have the authority, among other things, to select participants, grant awards, determine types of awards, and terms and conditions of awards for participants, prescribe rules and regulations for the administration of the plan and make decisions and determinations as deemed necessary or advisable for the administration of the Plan. The Committee may delegate certain of its authority as it deems appropriate, pursuant to the terms of the Plan and to the extent permitted by applicable law, to officers or employees. The Committee’s actions will be final, conclusive and binding.

Officers, employees and directors of the Company and its subsidiaries and consultants and advisers of the Company and its subsidiaries would be eligible to participate in the Plan.

Authorized Shares. A total of 1,264,628 stock Class A common shares of the Company will be reserved and available for issuance under the Plan, subject to adjustment in accordance with its terms. The maximum number of Class A common shares of the Company that may be issued in respect of ISOs will be 1,264,628 stock Class A common shares of the Company issued under the Plan and may consist of authorized but unissued shares or previously issued shares. The Class A common shares of the Company underlying awards that are settled in cash, expire or are cancelled, forfeited or otherwise terminated without delivery to a participant will again be available for issuance under the Plan. Class A common shares of the Company withheld or surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will again become available for issuance under the Plan.

Types of Awards. The types of awards that may be available under the Plan are described below. All of the awards described below will be subject to the terms and conditions determined by the Committee in its sole discretion, subject to certain limitations provided in the Plan. Each award granted under the Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions.

Incentive Stock Options. An ISO is a stock option that meets the requirements of Section 422 of the Code. ISOs may be granted only to Company employees or employees of certain of the Company’s subsidiaries and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% shareholder) of a Class A common share of the Company on the grant date and a term of no more than 10 years (or five years with respect to a 10% shareholder). The aggregate fair market value, determined at the time of grant, of the Class A common shares of the Company subject to ISOs that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. The Plan provides that unless otherwise specifically determined by the Committee, vesting of ISOs will be suspended during the period of any approved unpaid leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to active employment. The Plan also provides that participants terminated for “cause” will forfeit all of their ISOs, whether or not vested. Participants terminated for any other reason will forfeit their unvested ISOs, retain their vested ISOs, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested ISOs, unless such ISO expires sooner. The Plan authorizes the Committee to provide for different treatment of ISOs upon termination than that described above, as determined in its discretion. No dividends or dividend equivalents will be paid on ISOs.

4

Restricted Stock. A restricted stock award is an award of restricted Class A common shares of the Company that do not vest until a specified period of time has elapsed, and/or upon the achievement of certain performance or other conditions determined by the Committee, and which will be forfeited if the conditions to vesting are not met. During the period that any vesting restrictions apply, transfer of the restricted Class A common shares of the Company is generally prohibited. Unless otherwise specified in their award agreement, participants generally have all of the rights of a shareholder as to the restricted Class A common shares of the Company, including the right to vote such shares and right to dividends, provided, that any cash or share dividends with respect to the restricted Class A common shares of the Company will be withheld by the Company and will be subject to forfeiture to the same degree as the restricted Class A common shares of the Company to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld. The Plan provides that unless otherwise specifically determined by the Committee, vesting of restricted stock awards will be suspended during the period of any approved unpaid leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. Except as otherwise determined by the Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant’s restricted shares will cease, and as soon as practicable following the termination, we will repurchase all of such participant’s unvested restricted shares at a purchase price equal to the lesser of original purchase price paid for the restricted shares and the fair market value of a share, or if the original purchase price is equal to $0, the unvested restricted shares will be forfeited by the participant to us for no consideration.

Restricted Stock Units. A restricted stock unit is an unfunded and unsecured obligation to issue Class A common shares of the Company (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by the Committee and will vest and be settled at such times in cash, shares, or other specified property, as determined by the Committee. Participants have no rights of a shareholder as to the restricted stock units, including no voting rights or rights to dividends, until the underlying Class A common shares of the Company are issued or become payable to the participant. The Plan provides that unless otherwise specifically determined by the Committee, vesting of restricted stock units will be suspended during the period of any approved unpaid leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. Except as otherwise provided by the Committee, in the event a participant is terminated for any reason, the vesting with respect to the participant’s restricted stock units will cease, each of the participant’s outstanding unvested restricted stock units will be forfeited for no consideration as of the date of such termination, and any shares remaining undelivered with respect to the participant’s vested restricted stock units will be delivered on the delivery date specified in the applicable award agreement.

Stock Appreciation Rights. A stock appreciation right entitles the participant to receive an amount equal to the difference between the fair market value of Class A common shares of the Company on the exercise date and the base price of the stock appreciation right that is set by the Committee on the grant date, multiplied by the number of Class A common shares of the Company subject to the stock appreciation right. The term of a stock appreciation right will be set by the Committee but may not exceed 10 years from the grant date. Payment to a participant upon the exercise of a stock appreciation right may be either in cash, shares or property as specified in the award agreement or as determined by the Committee. The Plan provides that unless otherwise specifically determined by the Committee, vesting of stock appreciation rights will be suspended during the period of any approved unpaid leave of absence by a participant following which the participant has a right to reinstatement and will resume upon such participant’s return to employment. The Plan provides that participants terminated for “cause” will forfeit all of their stock appreciation rights, whether or not vested. Participants terminated for any other reason will forfeit their unvested stock appreciation rights, retain their vested stock appreciation rights, and will have one year (in the case of a termination by reason of death or disability) or 90 days (in all other cases) following their termination date to exercise their vested stock appreciation rights, unless such appreciation right expires sooner. The Plan authorizes the Committee to provide for different treatment of stock appreciation rights upon termination than that described above, as determined in its discretion. No dividends or dividend equivalents will be paid on stock appreciation rights.

5

Other Stock-Based Compensation. Under the Plan, the Committee may grant other types of equity- based awards subject to such terms and conditions as the Committee may determine. Such awards may include the grant of dividend equivalents, which generally entitle the participant to receive amounts equal to the dividends that are paid on the shares underlying the award.

Adjustments. The aggregate number of Class A common shares of the Company reserved and available for issuance under the Plan, the number of Class A common shares of the Company covered by each outstanding award, and the price per share of Class A common shares underlying each outstanding award will be equitably and proportionally adjusted or substituted, as determined by the Committee in its sole discretion, as to the number, price or kind of shares or other consideration subject to such awards in connection with share dividends, share splits, reverse share splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization affecting the Class A common shares of the Company or the Company’s capital structure which occurs after the date of grant of any award, in connection with any extraordinary dividend declared and paid in respect of Class A common shares of the Company or in the event of any other change in applicable law or circumstances, in each case, to the extent that the Committee in its sole discretion determines that such event results in or could reasonably be expected to result in any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the Plan.

Corporate Events. In the event of a merger, amalgamation or consolidation involving us in which the Company is not the surviving corporation or in which the Company is the surviving corporation but the holders of Class A common shares of the Company receive securities of another corporation or other property or cash, a “change in control” (as defined in the Plan), or a reorganization, dissolution or liquidation of the Company, all awards granted under the Plan will be treated in the manner described in the definitive transaction agreement. In the event that such corporate event does not entail a definitive agreement to which the Company is party, the awards will be treated in the manner determined by the Committee, in its discretion, which may include the assumption or substitution of outstanding awards, acceleration of the vesting of outstanding awards, a cash-out of outstanding awards or the replacement of outstanding awards with a cash incentive program that preserves the value of the awards so replaced.

Transferability. Awards under the Plan may not be sold, transferred, pledged or assigned other than by will or by the applicable laws of descent and distribution, unless (except with respect to ISOs) determined by the Committee in certain limited situations.

Amendment. The Committee may amend the Plan or outstanding awards at any time. The Company’s shareholders must approve any amendment if their approval is required pursuant to applicable law or the applicable rules of each national securities exchange on which Class A common shares of the Company are traded. No amendment to the Plan or outstanding awards which materially impair the right of a participant are permitted unless the participant consents in writing.

Termination. The Plan will terminate on the day before the tenth anniversary of the date the Company shareholders approve the Plan, although ISOs may not be granted following the earlier of the tenth anniversary of (i) the date the Plan is adopted by the Board and (ii) the date shareholders approve the Plan. In addition, the Committee may suspend or terminate the Plan at any time. Following any such suspension or termination, the Plan will remain in effect to govern any then outstanding awards until such awards are forfeited, terminated or otherwise cancelled or earned, exercised, settled or otherwise paid out, in accordance with their terms.

6

Clawback; Sub-Plans. All awards under the Plan will be subject to any incentive compensation clawback or recoupment policy currently in effect, or as may be adopted by the Committee and, in each case, as may be amended from time to time. In addition, the Committee may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by individuals who are non-U.S. nationals or are primarily employed or providing services outside the United States, and may modify the terms of any awards granted to such participants in a manner deemed by the Committee to be necessary or appropriate in order that such awards conform with the laws of the country or countries where such participants are located.

No-Repricing of Awards. No awards under the Plan may be repriced without shareholder approval. For purposes of the Plan, “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of the award to lower its exercise price or base price (other than on account of capital adjustments resulting from share splits or similar events); and (ii) repurchasing for cash or cancelling an award in exchange for another award at a time when its exercise price or base price is greater than the fair market value of the underlying shares.

7

By order of the Board

Director - Brenno Raiko

Date: June 8, 2022

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

8

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.
3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy and mail it in accordance with the instructions printed on such form of proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority), or send copies of the foregoing to the Company’s Investor Relations Department by email at investors@ciandt.com, in each case marked for the attention of Eduardo Galvão, not later than 10:30 am (São Paulo time) on June 28, 2022, in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.
4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.
5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
6	No business shall be transacted at the AGM unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall represent a quorum.

9

2. Form of Proxy Card

0

CI&T INC

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We ____

Please Print Name(s)

of ____

Please Print Address(es)

being (a) shareholder(s) of the Company with ________ Class A Common Shares and/or _______ Class B Common Shares respectively hereby appoint

______________________________ of ____

or failing him/her

______________________________ of ____

or failing him/her the duly appointed chairman of the AGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on 30 June 2022 at 10:30 a.m. (São Paulo time) at the offices of CI&T Software S.A. located at Rua Doutor Ricardo Benetton Martins – SP 340, Km 118.5, Building Prisma, Parque II Subdivision of the Campinas High Technology Center – CIATEC, CEP 13086-902 São Paulo, Brazil, and virtually by accessing the following link https://ciandt.zoom.us/webinar/register/WN_aWoKB3p5QhS5tFE7P2AwuQ, and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated on the reverse side:

1.1

(Continued and to be signed on the reverse side)

14475

.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CI&T INC

June 30, 2022

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00030300000000001000 7 063022

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1 AND A VOTE "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR Proposal 1 and FOR Proposal 2.**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CI&T INC

June 30, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00030300000000001000 7 063022

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1 AND A VOTE "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted FOR Proposal 1 and FOR Proposal 2.**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer